January 25, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Berry Global, Inc. Registration Statement on Form S-4, as amended (File No. 333-275714)

Ladies and Gentlemen:

In connection with the exchange offers proposed by Berry Global, Inc. (the “Company”) pursuant to the prospectus contained in the above-referenced registration statement and related letter of transmittal, this letter will confirm the following:

1.            The Company is registering the exchange offers in reliance upon the position of the Staff of the Commission enunciated in the no-action letter issued to Exxon Capital Holdings Corporation (available May 13, 1988).

2.            The Company has not entered into any arrangement or understanding with any person to distribute the notes to be received in the exchange offers (the “Registered Notes”) in exchange for the Company’s outstanding notes (the “Private Notes”) and, to the best of the Company’s information and belief, each person participating in the exchange offers is acquiring the Registered Notes in the ordinary course of its business, is not participating in and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the exchange offers and is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). In this regard, the Company will make each person participating in the exchange offers aware that if such person is participating in the exchange offers for the purpose of distributing the Registered Notes to be acquired in the exchange offers, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Registered Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

A broker-dealer may participate in the exchange offers with respect to Private Notes acquired for its own account as a result of market-making or other trading activities provided that the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Registered Notes, and the Company (i) will make each person participating in the exchange offers aware (through the exchange offers prospectus) that any broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the exchange offers, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes, and (ii) will include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offers a provision providing that if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Private Notes pursuant to the exchange offers; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

U.S. Securities and Exchange Commission

The transmittal letter to be executed by the exchange offeree in order to participate in the exchange offers includes a representation to the effect that if the exchange offeree is not a broker-dealer that by accepting the exchange offers, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

Sincerely,

/s/ Jason K. Greene

Jason K. Greene Executive Vice President and General Counsel